FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 26TH, 2023

1.       DATE, TIME AND PLACE: July 26th, 2023, at 02:30 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.       CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.       CALL TO ORDER AND ATTENDANCE: The call was done pursuant to paragraphs first and second of article 14 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Marcelo Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves, Rafael Russowsky and Renan Bergmann

4.       AGENDA: (i) Analysis and deliberation on the Company's Financial Information for the period ended June 30, 2023; (ii) Analysis and deliberation on the Company's Corporate Governance Report for the year 2023; (iii) Acknowledgment and confirmation of the investiture of the Chief Financial and Investor Relations Officer and resignation from the position of Member of the Board of Directors; and (iv) Analysis and deliberation on Ongoing Transactions with Related Parties.

5.       RESOLUTIONS: Starting the work, Messrs. Counselors took the following resolutions, unanimously and without reservations:

5.1 Analysis and deliberation on the Company's Financial Information for the period ended June 30, 2023: a presentation was made on the Company's Financial Information for the period ended June 30, 2023. After the discussions, the members of the Board of Directors, pursuant to the analyzes carried out by the Financial Committee and the favorable recommendation of the Audit Committee, of the unqualified report of the Independent Auditors, decided to approve the Company's Financial Information for the period ended June 30, 2023 2023, accompanied by the Management Reports, the Audit Committee, the Independent Auditors.

They also authorized the Company's Executive Board to take all the necessary measures for the disclosure of the Financial Statements approved herein by sending them to the Securities and Exchange Commission - CVM, to B3 S.A. – Brasil, Bolsa, Balcão and the SEC – Securities and Exchange Commission.

5.2 Analysis and deliberation on the Company's Corporate Governance Report for the year 2023: The Members of the Company's Board of Directors resolved, unanimously and without reservations, to approve the Company's Corporate Governance Report. They also authorized the Company's Executive Board to take all necessary measures to formalize and file the same.

5.3 Acknowledgment and confirmation of the investiture of the Vice President of Finance and Investor Relations Officer and resignation from the position of Member of the Board of Directors: according to the resolution taken, unanimously and without reservations, at a meeting of the Board of Directors held on June 12, 2023, Mr. Rafael Russowsky, Brazilian, married, business administrator, bearer of identity document number 105420990-1 and CPF number 934.869.950-49, resident and domiciled in the city of São Paulo, state of São Paulo, with professional address at Avenida Brigadeiro Luís Antônio, nº 3142, was elected for the position of Vice President of Finance and Investor Relations Officer, with a scheduled inauguration date of August 1, 2023, in consonance with article 22 of the Company’s Bylaws.

The Members of the Board of Directors, with the consent of Messrs. Rafael Russowsky and Guillaume Gras, decided to bring forward the term of office of Mr. Rafael Russowsky for July 27th, 2023, after the videoconference to be held by the Company regarding its Financial Information for the period ended June 30, 2023. In that sense, as from July 27th, 2023, after such videoconference, Mr. Guillaume Gras shall be replaced by Mr. Rafael Russowsky in the position of Vice President of Finance and Investor Relations Officer of the Company. Continuous act, Mr. Rafael Russowsky, qualified above, resigned as Member of the Company's Board of Directors so that he can take office as Vice President of Finance and Investor Relations Officer. Mr. Rafael will be replaced on the Board of Directors by a new member still to be defined.

5.3.1 The Officer elected herein will take office on July 27th, 2023, after the videoconference to be held by the Company regarding its Financial Information for the period ended June 30, 2023, when he shall declare, under the penalties of the law, not to be involved in any of the crimes provided for by law that prevents him from exercising commercial activity, being aware of the provisions of article 147 of Law No. 6,404/76.

5.4 Analysis and deliberation on Ongoing Transactions with Related Parties: The Members of the Board of Directors resolved, unanimously and without reservations, based on the recommendation of the Corporate Governance and Human Resources Committee and the Policy on Transactions with Related Parties of the Company, for the approval of annual continuous transactions with related parties.

6.       APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, July 26th, 2023. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Marcelo Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves Rafael Russowsky and Renan Bergmann.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 27, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.